EXHIBIT 99.1

Volvo Truck deliveries January -- May 2005

GOTEBORG, Sweden, June 17, 2005 (PRIMEZONE) -- Total deliveries of trucks from the Volvo Group's three truck companies increased 22% through May this year, compared with the year-earlier period. Deliveries from Mack rose 55%, while deliveries from Renault Trucks were up 10%. Deliveries from Volvo Trucks increased 23% during the period.

During the past 12 months, order bookings for the Group's truck operations were 12% higher compared with the preceding year. Orders were down 5% in Europe, while the order bookings in North America increased 31%.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the U.S.

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http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=108615&fn=wkr0003.doc

CONTACT:
Volvo
Media Relations:
Bernard Lancelot, Renault Trucks
+33 4 72 96 27 59

Bob Martin, Mack
+1 (610) 709-2670

Claes Claeson, Volvo Trucks
+46 31-66 39 08

Investor Relations:
Fredrik Brunell, AB Volvo
+46 31 66 11 91